

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

<u>Via Facsimile and U.S. Mail</u>
Mr. Amir F. Heshmatpour, President
AFH Holding III, Inc.
9595 Wilshire Blvd.
Suite 700
Beverly Hills, CA 90212

> **Re: AFH Holding III, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2014**
> **File No. 000-52849**
> **AFH Holding IV, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2014**
> **File No. 000-52850**
> **AFH Holding V, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2014**
> **File No. 000-52937**
> **AFH Holding VI, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2014**
> **File No. 000-52938**
> **AFH Holding VII, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2014**
> **File No. 000-52939**

Dear Mr. Heshmatpour:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the above referenced companies or the filings and the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief